UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 26, 2015



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on March 26, 2015, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the second quarter Fiscal 2015 ended February 28, 2015.

Item 7.01 Regulation FD Disclosure; 8.01 Other Events.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on March 26, 2015, as Exhibit 99.1 which is included herein. The press release was issued to report that on March 18, 2015, the Board of Winnebago Industries, Inc. approved a quarterly cash dividend of $0.09 per share of common stock, payable on May 6, 2015 to shareholders of record at the close of business on April 22, 2015.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated March 26, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date:	March 26, 2015	By:	/s/ Randy J. Potts
		Name:	Randy J. Potts
		Title:	Chairman of the Board, Chief Executive Officer and President

 **News Release**

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@wgo.net


WINNEBAGO INDUSTRIES ANNOUNCES SECOND QUARTER FISCAL 2015 RESULTS
- Revenues, Gross Profit and Gross Margin Improved Over Prior Year -
-- Board of Directors Approve Quarterly Cash Dividend of $0.09 Per Share --


FOREST CITY, IOWA, March 26, 2015 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today reported financial results for the Company's second quarter of Fiscal 2015.

Second Quarter Fiscal 2015 Results
Revenues for the Fiscal 2015 second quarter ended February 28, 2015 were $234.5 million, an increase of 2.5%, versus $228.8 million for the Fiscal 2014 period. Operating income was $11.9 million for the current quarter compared to $14.0 million in the second quarter of last year. Fiscal 2015 second quarter net income was $8.1 million, or $0.30 per diluted share, versus $9.6 million, or $0.35 per diluted share, in the same period last year.

Although labor-related constraints and expenses continued into the second quarter, Fiscal 2015 second quarter gross profit as a percentage of sales improved 30 basis points year over year. This increase primarily reflected improved product mix, higher absorption of fixed costs and the absence of weather-related expenses that occurred in last year's second quarter. Operating expenses increased in the Fiscal 2015 second quarter compared to last year mainly attributable to $1.5 million of incremental general and administrative expenses associated with two strategic initiatives that commenced during the quarter related to ERP implementation and strategic sourcing, as well as increased legal and equipment maintenance costs.

Compared to the same period of last year, motorhome revenue increased 2.4% in the Fiscal 2015 second quarter, primarily a result of motorhome unit shipment growth of 2.4%. Towables operating income improved $302,000 due mainly to revenue growth of 11.8%, comprised of a 7.7% increase in ASP and 5.2% growth in unit shipments.

Year over year, motorhome retail registrations increased 18% in the Fiscal 2015 second quarter and 29% on a rolling 12-month basis, based on internally reported retail information.

First Six Months Fiscal 2015 Results
Revenues for the first six months of Fiscal 2015 were $458.9 million, an increase of 1.7%, from $451.5 million for the same period of Fiscal 2014. The sales growth was primarily comprised of Towables ASP and unit growth of 11.2% and 8.7%, respectively, and motorhome unit shipments improvement of 1.8%. Net income in the Fiscal 2015 first six months was $18.0 million, or $0.67 per diluted share, versus $20.7 million, or $0.74 per diluted share, last year.

Quarterly Cash Dividend
On March 18, 2015, the Company's board of directors approved a quarterly cash dividend of $0.09 per share payable on May 6, 2015 to common stockholders of record at the close of business on April 22, 2015.

Management Comments
Chairman, CEO and President Randy Potts commented, "During the second quarter, we grew revenues and improved gross profit margin despite continuing to work through the labor-related constraints and challenges we saw last quarter. We also incurred higher operating expenses, in large part attributable to the commencement of our new ERP system and strategic sourcing projects, which we believe will improve Winnebago's efficiency and profitability once complete. Year-over-year motorized unit bookings grew 59% in the quarter, contributing to a very healthy backlog. Additionally, motorhome retail registrations grew 18% in the second quarter over last year, which we believe is confirmation of continued favorable consumer demand for our products. These factors, coupled with continued positive Towables results, should generate improved long-term results for our Company."

Chief Financial Officer Sarah Nielsen added, "Operating cash flow for the second quarter was affected by an increase in receivables of approximately $13 million due to timing of invoicing in the quarter. We also ended the quarter with elevated inventory levels, in part as a result of the rental build season. In the second half of Fiscal 2015, we expect to generate positive cash flow through the continued strength of our operating results, as well as favorable changes in working capital."

"Finally, with our commitment and confidence in the Company's Towables business, we decided to purchase the currently leased Towables assembly facilities in Middlebury, Ind., for approximately $5.4 million. This purchase, which will provide future cost savings, is included in our planned capital expenditures of $15 to $20 million for this fiscal year. We anticipate that we will close this transaction in April."

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss second quarter Fiscal 2015 results at 9 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc., "The Most Recognized Name in Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers, fifth wheel products, and transit buses. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://www.wgo.net/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, unexpected expenses related to ERP and Strategic Sourcing projects and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Income
(In thousands, except percent and per share data)

| | Quarter Ended | | | |
	February 28, 2015		March 1, 2014	
Net revenues	$ 234,543	100.0%	$ 228,811	100.0 %
Cost of goods sold	210,285	89.7%	205,966	90.0 %
Gross profit	24,258	10.3%	22,845	10.0 %
Operating expenses:				
Selling	4,846	2.1%	4,489	2.0 %
General and administrative	7,464	3.2%	4,949	2.2 %
Gain on real estate	—	—%	(629)	(0.3)%
Total operating expenses	12,310	5.2%	8,809	3.8 %
Operating income	11,948	5.1%	14,036	6.1 %
Non-operating income (expense)	28	—%	(74)	— %
Income before income taxes	11,976	5.1%	13,962	6.1 %
Provision for taxes	3,880	1.7%	4,369	1.9 %
Net income	$ 8,096	3.5%	$ 9,593	4.2 %
Income per common share:				
Basic	$ 0.30		$ 0.35	
Diluted	$ 0.30		$ 0.35	
Weighted average common shares outstanding:				
Basic	26,924		27,595	
Diluted	27,018		27,724	

Percentages may not add due to rounding differences.

| | Six Months Ended | | | |
	February 28, 2015		March 1, 2014	
Net revenues	$ 458,946	100.0%	$ 451,481	100.0 %
Cost of goods sold	410,302	89.4%	402,674	89.2 %
Gross profit	48,644	10.6%	48,807	10.8 %
Operating expenses:				
Selling	9,553	2.1%	8,822	2.0 %
General and administrative	12,701	2.8%	10,572	2.3 %
Gain on real estate	—	—%	(629)	(0.1)%
Total operating expenses	22,254	4.8%	18,765	4.2 %
Operating income	26,390	5.8%	30,042	6.7 %
Non-operating income	35	—%	17	— %
Income before income taxes	26,425	5.8%	30,059	6.7 %
Provision for taxes	8,434	1.8%	9,320	2.1 %
Net income	$ 17,991	3.9%	$ 20,739	4.6 %
Income per common share:				
Basic	$ 0.67		$ 0.75	
Diluted	$ 0.67		$ 0.74	
Weighted average common shares outstanding:				
Basic	26,946		27,723	
Diluted	27,048		27,850	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

	Feb 28, 2015		Aug 30, 2014	
ASSETS				
Current assets:				
Cash and cash equivalents	$	7,938	$	57,804
Receivables, net		75,636		69,699
Inventories		149,841		112,848
Net investment in operating leases		—		15,978
Prepaid expenses and other assets		8,215		5,718
Income taxes receivable and prepaid		8,808		5
Deferred income taxes		1,975		9,641
Total current assets		252,413		271,693
Total property and equipment, net		28,370		25,135
Investment in life insurance		25,650		25,126
Deferred income taxes		23,762		24,029
Goodwill		1,228		1,228
Other assets		9,508		11,091
Total assets	$	340,931	$	358,302
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	34,215	$	33,111
Income taxes payable		—		2,927
Accrued expenses		42,341		47,631
Operating lease repurchase obligations		—		16,050
Total current liabilities		76,556		99,719
Non-current liabilities:				
Unrecognized tax benefits		2,756		3,024
Postretirement health care and deferred compensation benefits, net of current portion		59,630		62,811
Total non-current liabilities		62,386		65,835
Stockholders' equity		201,989		192,748
Total liabilities and stockholders' equity	$	340,931	$	358,302

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Six Months Ended		
	Feb 28, 2015		Mar 1, 2014
Operating activities:			
Net income	$	17,991	$ 20,739
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		2,125	1,966
LIFO expense		626	608
Stock-based compensation		1,348	1,388
Deferred income taxes including valuation allowance		7,127	(152)
Postretirement benefit income and deferred compensation expenses		(338)	(405)
Provision (benefit) for doubtful accounts		2	(1)
Gain on disposal of property		(35)	(702)
Increase in cash surrender value of life insurance policies		(462)	(440)
Change in assets and liabilities:			
Inventories		(37,619)	(12,356)
Receivables, prepaid and other assets		(7,560)	(40,056)
Investment in operating leases, net of repurchase obligations		(72)	—
Income taxes and unrecognized tax benefits		(11,258)	1,269
Accounts payable and accrued expenses		(4,075)	536
Postretirement and deferred compensation benefits		(1,852)	(1,924)
Net cash used by operating activities		(34,052)	(29,530)
Investing activities:			
Proceeds from the sale of investments		—	2,350
Purchases of property and equipment		(5,154)	(3,772)
Proceeds from the sale of property		43	2,392
Other		294	(105)
Net cash (used in) provided by investing activities		(4,817)	865
Financing activities:			
Payments for purchase of common stock		(6,141)	(21,484)
Payments of cash dividends		(4,883)	—
Proceeds from exercise of stock options		—	2,080
Borrowings on loans		22,000	—
Repayment of loans		(22,000)	—
Other		27	50
Net cash used in financing activities		(10,997)	(19,354)
Net decrease in cash and cash equivalents		(49,866)	(48,019)
Cash and cash equivalents at beginning of period		57,804	64,277
Cash and cash equivalents at end of period	$	7,938	$ 16,258
Supplemental cash flow disclosure:			
Income taxes paid	$	12,565	$ 8,200
Interest paid	$	10	$ —

Winnebago Industries, Inc.
Unaudited Deliveries

(In units)	Quarter Ended Feb 28, 2015	Product Mix % [1]	Quarter Ended Mar 1, 2014	Product Mix % [1]	Change Units	Change % Change
Class A gas	524	24.9%	589	28.7%	(65)	(11.0)%
Class A diesel	286	13.6%	456	22.2%	(170)	(37.3)%
Total Class A	810	38.5%	1,045	50.9%	(235)	(22.5)%
Class B	277	13.2%	198	9.6%	79	39.9 %
Class C	1,017	48.3%	812	39.5%	205	25.2 %
Total motor homes	2,104	100.0%	2,055	100.0%	49	2.4 %
Travel trailer	508	84.0%	463	80.5%	45	9.7 %
Fifth wheel	97	16.0%	112	19.5%	(15)	(13.4)%
Total towables	605	100.0%	575	100.0%	30	5.2 %

(In units)	Six Months Ended Feb 28, 2015	Product Mix % [1]	Six Months Ended Mar 1, 2014	Product Mix % [1]	Change Units	Change % Change
Class A gas	1,139	27.5%	1,299	32.0%	(160)	(12.3)%
Class A diesel	598	14.5%	853	21.0%	(255)	(29.9)%
Total Class A	1,737	42.0%	2,152	53.0%	(415)	(19.3)%
Class B	465	11.2%	300	7.4%	165	55.0 %
Class C	1,933	46.7%	1,608	39.6%	325	20.2 %
Total motor homes	4,135	100.0%	4,060	100.0%	75	1.8 %
Travel trailer	969	84.2%	870	82.2%	99	11.4 %
Fifth wheel	182	15.8%	189	17.8%	(7)	(3.7)%
Total towables	1,151	100.0%	1,059	100.0%	92	8.7 %

(1) Percentages may not add due to rounding differences.

Unaudited Backlog

	As Of February 28, 2015 Units	% [1]	As Of March 1, 2014 Units	% [1]	Change Units	Change % Change
Class A gas	487	21.4%	1,129	38.9%	(642)	(56.9)%
Class A diesel	229	10.1%	274	9.4%	(45)	(16.4)%
Total Class A	716	31.5%	1,403	48.4%	(687)	(49.0)%
Class B	238	10.5%	274	9.4%	(36)	(13.1)%
Class C	1,321	58.1%	1,223	42.2%	98	8.0 %
Total motor home backlog [2]	2,275	100.0%	2,900	100.0%	(625)	(21.6)%
Travel trailer	83	63.8%	169	82.0%	(86)	(50.9)%
Fifth wheel	47	36.2%	37	18.0%	10	27.0 %
Total towable backlog [2]	130	100.0%	206	100.0%	(76)	(36.9)%
Total approximate backlog revenue dollars (in 000's):						
Motor home	$ 216,228		$ 260,095		$ (43,867)	(16.9)%
Towable	4,121		4,853		(732)	(15.1)%

(1) Percentages may not add due to rounding differences.

(2) Our backlog includes all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

	Units As Of Feb 28, 2015	Units As Of Mar 1, 2014	Change	
Motor homes	4,778	3,907	871	22.3%
Towables	1,877	1,772	105	5.9%